

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2022

Chad Stephens
President, Chief Executive Officer and Director
PHX MINERALS INC.
1601 NW Expressway
Suite 1100
Oklahoma City, Oklahoma 73118

> **Re: PHX MINERALS INC.**
> **Registration Statement on Form S-3**
> **Filed January 14, 2022**
> **File No. 333-262165**

Dear Mr. Stephens:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at 202-551-3162 or Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kirk Tucker, Esq.